FOR IMMEDIATE RELEASE: October 10, 2013	PR 13-22

Atna’s Briggs Mine Reports Strong Third Quarter Production Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that recovered gold production at its Briggs Mine in Inyo County, California, showed a 45 percent increase in the third quarter of 2013 over second quarter results.

Gold production increased due to the completion of a major waste stripping program in May, which allowed access to a strong ore supply in June and subsequent months. Costs also showed a significant improvement, declining by 13 percent from the second quarter. This reduction was partially due to the significant increase in ounces produced and partially due to a program of productivity improvement and cost reduction at the mine.

Production results for the third quarter as compared to the second quarter 2013 are shown in the following table:

	Third Quarter 2013	Second Quarter 2013	Percent Change

Ore Tons	624,110	562,205	11%
Grade (Oz/ton)	0.019	0.019	0%
Contained Ounces Mined	11,640	10,800	8%
Waste Tons	1,975,071	2,505,800	-21%
Total Tons Mined	2,599,181	3,068,005	-15%
Strip Ratio (Waste/Ore)	3.2	4.5	-29%
Dry Tons Crushed	652,332	528,993	23%
Grade (Oz/ton)	0.019	0.020	-4%
Contained Ounces Placed	12,258	10,343	19%

Gold Ounces Recovered	9,957	6,883	45%
Gold Ounces Sold	9,143	6,775	35%

Cash Cost per Ounce*	$986	$1,131	-13%

* Includes net changes in production stripping and inventory

“These results put Briggs on track to achieve its stated target of 35,000 to 40,000 ounces of production for 2013. Our team at Briggs is demonstrating their ability to reduce costs and improve production to meet the challenges of a volatile gold market environment”, states James Hesketh, President & CEO.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Briggs Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 21, 2013.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com